Predictive Oncology, Inc.

2915 Commers Drive, Suite 900

Eagan, MN 55121

October 11, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Benjamin Richie

Re:	Predictive Oncology, Inc.
Registration Statement on Form S-1
File No. 333-267689

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-1 (File No. 333-267689) (the “Registration Statement”) to become effective at 4:30 p.m. Eastern Time on October 13, 2022, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Andy Tataryn of Maslon LLP, counsel to the registrant, at (612) 672-8327.

Very truly yours,

PREDICTIVE ONCOLOGY, INC.

By:	/s/ Bob Myers
Bob Myers
Chief Financial Officer

cc:	Andrew Tataryn, Maslon LLP